August 26, 2011

Anthony Geron , Esq.
Wilkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019-6099

Re: Apollo Credit Fund Inc. (File Nos. 811-22591 and 333-175832)

Dear Mr. Geron:

We have the following comments on the registration statement of Apollo Credit Fund Inc. ("Fund"), which was filed on July 27, 2011. The registration statement was filed on Form N-2 for the purposes of registering the Fund's common shares under the Securities Act of 1933 ("1933 Act"). We have used the captions and page numbers from the registration statement above our comments to indicate the sections of the registration statement to which they relate. You should consider a comment made with respect to one section, however, to apply to similar disclosure elsewhere in the registration statement.

Prospectus

Front Cover

1. The disclosure on the cover and throughout the prospectus states that the Fund's investment objective is "to seek current income and preservation of capital." As an investment objective "preservation of capital" does not appear to be consistent with the Fund's strategy of investing in below-investment grade debt securities. Please consider revising the Fund's investment objective to make preservation of capital a secondary, rather than a primary, objective of the Fund. In this regard, we note that the "Investment Strategies" subsections, on pages 5 and 28, state that "the ability of the Fund to achieve [preservation of capital] is limited due to the Fund's investment policy of investing primarily in Senior Loans and other credit instruments and investments with similar economic characteristics, which may be speculative." If the ability of the Fund to achieve an investment objective is limited, we do not believe that it should be a primary investment objective.

2. The disclosure states that "the Fund seeks to achieve its investment objective primarily by investing in credit instruments representing debt obligations of companies whose debt is rated

below investment grade." Since the Fund has "credit" in its name, please revise this section to state that the Fund will invest 80% of its assets in "credit instruments." See Rule 35d-1 under the Investment Company Act of 1940.

3. The disclosure, on the cover and on page 2, states that "the Fund expects to invest the majority of its assets in senior, secured loans ("Senior Loans")." Please define the term "majority." Specifically, please disclose the percentage of its assets that the Fund expects to invest in senior secured loans. In contrast, the paragraph, "Below Investment Grade Securities Risk," on pages 9 and 42, states that "the Fund anticipates that it will invest the majority of its assets in Senior Loans, Subordinated Loans and other credit and debt instruments that are rated below investment grade." Please clarify these two statements with respect to their use of the term "majority."

4. The disclosure, on the cover and on page 2, states that the Fund "may also invest a substantial portion of its assets in subordinated loans, corporate credit instruments or debt securities and investments with similar economic characteristics." Please disclose the percentage of assets that the Fund expects to invest in these investments.

5. Footnote 2 to the pricing table indicates that the adviser will pay all of the "upfront structuring fees." Please identify and define these fees.

6. Please confirm that this is a firm commitment underwriting.

Prospectus Summary

1. Given its length, please provide cross-references in Summary subsections to the corresponding sections in the body of the prospectus. See the Instruction to Item 3.2 of the Form N-2. It also would be helpful to investors if the cross-references included page numbers.

2. The "Investment Strategies" subsection, on pages 2 and 26, states that "Senior Loans…*typically* pay interest at rates that are determined periodically on the basis of a floating base lending rate." Please clarify the following issues. To what extent will the Fund invest in high yield securities, junk bonds or other debt obligations that pay fixed rates of interest? To the extent that the Fund invests in securities that pay fixed rates of interest, please explain to us how such investments would be consistent with third bullet under "Who May Wish to Invest," on pages 1 and 25, which states such investors include "investors who …want the benefits that floating rate fixed income investments may offer."

3 Please revise the disclosure in the "Investment Strategies" subsection, on pages 2 and 26, substantially as follows.

> Senior Loans ~~typically~~ are rated below investment grade…Below investment grade variable rate securities, also known as ~~, commonly referred to as "junk bonds,"~~ "<u>bank loans</u>" and "leveraged loans," ~~or "high yield" securities, often~~ are regarded as having

> predominately speculative characteristics with respect to an issuer's capacity to pay interest and repay principal. Although ~~many of~~ the Fund's investments <u>normally will</u>~~may~~ consist of securities rated below investment grade, the Fund reserves the right to invest in debt securities~~, including Senior Loans,~~ of any credit quality~~, maturity and duration~~.

The prospectus repeatedly characterizes the senior secured loans in which the Fund invests ("Senior Loans") as variable rate loans. "Junk bonds" and "high yield bonds," however, are normally fixed rate securities. The prospectus seems to say, in several places, that the Fund will not be investing in fixed rate loans, although this point must be clarified. In any case, using the terms "junk bonds," "leveraged loans," and "high yield securities," interchangeably, as the prospectus repeatedly does, may confuse investors.

4. The disclosure in the "Investment Strategies" subsection, on pages 2 and 26, states that "the Fund may also seek to gain exposure to Senior Loans by investing in swaps, including single name credit default swaps, single name loan credit default swaps, total return swaps, collateralized loan obligations (including synthetic collateralized loan obligations), reverse repurchase agreements and other similar transactions." Please inform us whether the Fund intends to treat investments in these derivatives as "Senior Loans"? If so, such treatment would not be proper because the risk profile of these derivatives is significantly different from that of senior secured loans.

5. The "Investment Strategies" subsection, on page 3, indicates that the Fund will attempt to maintain an average duration of less than one year. Where appropriate, please provide disclosure addressing the facts that this level of portfolio management will result in high transaction costs and that any gains will be short-term capital gains. In addition, where appropriate, provide an example illustrating the concept of duration as a measure of the interest rate risk imbedded in the portfolio.

6. The "Investment Strategies" subsection, on page 4, states:

> When identifying potential investment opportunities, the Adviser favors well-established companies with leading, defensible market positions…The Adviser intends to invest in Borrowers that it believes have developed strong positions within their markets…The Adviser will seek Borrowers that it believes possess advantages in scale, scope...versus their competitors.

This disclosure will lead prospective investors to believe that the Fund intends to invest in larger-size, as well as "well-established," companies. In addition, the term "senior secured loan" normally refers to a form of private debt financing provided to medium-to-large-size corporations. Please disclose the average size of, and whether there is a minimum size for, the companies whose loans the Fund intends to invest in.

7. The paragraph titled, "Investments in different Borrowers and industries," on page 5, states that "the Adviser will seek to invest the Fund's assets broadly among Borrowers and industries, thereby potentially reducing the risk that a downturn in any one company or industry will have a

disproportionate effect on the value of the Fund's portfolio." Please explain to us this statement is consistent with the fact that the fund is non-diversified.

8. Under the "Risk Factors" subsection, please delete the word "usually" from the first sentence of the paragraph titled, "Senior Loans Risk," on page 7.

9. The disclosure about "Senior Loans Risk" on page 8, states that "there may be less readily available and reliable information about most Senior Loans than is the case for many other types of securities…As a result, the Adviser will rely primarily on its own evaluation of a Borrower's credit quality rather than on any available independent sources." Given that the Fund intends to purchase its loans, rather than originate them, it appears that the Adviser's ability to thoroughly evaluate the Borrower's credit quality may be limited. If so, please revise the risk disclosure to address this point.

10. The disclosure about "Senior Loans Risk," in the last paragraph on page 8 and on pages 31-32, states that "the Fund may acquire Senior Loans through assignments or participations." The inclusion of loan (including "Prefunded L/C Loan") assignments and loan participations within the term "Senior Loans" will mislead investors with respect to the risks created by these securities. The risks of investing in participations in, and assignments of, senior secured loans are arguably more comparable to those of investing in subordinated loans. Please categorize and describe such participations and assignments separately from Senior Loans. Please disclose the Fund extent to which may invest in participations and assignments.

11. In the paragraph, "Subordinated Loans Risk" on page 9, please delete the statement that "Subordinated Loans generally are subject to similar risks as those associated with investments in Senior Loans." Apart from the fact that subordinated loans are subject to additional risks, as a general matter, if the same kinds of risks are significantly different in degree, they are not similar risks.

12. Please clarify the following statement in the paragraph "Subordinated Loans Risk," on page 10.

> While a senior position in the capital structure of a Borrower may provide some protection with respect to the Fund's investments in Senior Loans, losses may still occur because the market value of Senior Loans is affected by the creditworthiness of Borrowers and by general economic and specific industry conditions.

This statement appears to conflate the fact that a security interest in a borrower's assets will provide some degree of protection in the event of a loan default with the fact that the credit worthiness of a borrower is a factor in establishing the market value of the loan.

13. In the first paragraph about "Prepayment Risk," on page 10, the discussion of the facts that "fixed rate securities" are subject to prepayment risk and that "below investment grade securities," which also refers to fixed rate securities have call protection is irrelevant and distracting from the

risks of Senior and Subordinated Loans, which have been defined as variable rate loans. If, however, the Fund will be investing in fixed rate securities, this needs to be made clear in the prospectus.

14. With respect to the discussion of "Distressed and Defaulted Securities Risk," although it is not clear on page 11, it appears that, based on the disclosure on page 30, such securities may be classified as "Senior Loans." Please explain to us how such securities can meet the definition of a "Senior Loan." Please disclose the extent to which the Fund expects to invest in distressed and defaulted securities.

15. The discussion of "Leverage Risk," on page 13, and "Leverage," on page 36, includes the following disclosure.

> To the extent that the Fund makes investments in Senior Loans or other credit or debt instruments structured with LIBOR floors, the Fund will not realize additional income if rates increase to levels below the LIBOR floor but the Fund's cost of financing is expected to increase, resulting in the potential for a decrease in the level of income available for dividends or distributions made by the Fund.

This disclosure is only tangentially related to the discussions of leverage. It should be moved and made the subject of a separate risk disclosure subsection. It appears that LIIBOR floors could have a significant effect on the Fund's portfolio, because LIBOR floors have become a popular feature of below investment-grade loans. In the current low interest rate and high-risk market environment, although the yield on purchased senior and subordinated loans will be high, their coupon rates are likely to be below their LIBOR floors. A separate risk disclosure subsection should address the following issues. How much of the Fund's portfolio is likely to be comprised of loans with LIBOR floors? In the current interest rate and market environment, will the existence of LIBOR floors effectively transform purchased variable rate senior and subordinated loans into fixed rate (high yield) bonds? Please disclose adequately the effects that purchasing loans with LIBOR floors, in the current interest rate and stock market environments, may have on the character and performance of the Fund's portfolio and the risks that may be created by such purchases.

16. The discussion about "Risks Associated with Fund Distribution Policy," on page 18, states that "under certain circumstances, the Fund may pay a distribution that may result in a return of capital." Please disclose all of the circumstances that may cause the Fund to include returns of capital in its distributions.

17. With respect to the disclosure in the "Distributions" subsection, on page 21, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the total return and/or SEC yield and the Fund should disclose that the distribution yield does not represent the performance of the Fund.

18. The "Distributions" subsection, on page 21, states that "undistributed income will add to the Fund's net asset value (and indirectly benefits the Adviser by increasing its fees) and, correspondingly, distributions from undistributed income will reduce the Fund's net asset value." This statement appears too describes a technical issue with no real effect because the Fund intends to make a Subchapter M election that will require it to make cash distributions to shareholders equal to 98% of its interest income in the same calendar year that it is earned and the Fund's fiscal year is also the calendar year.

19. The "Tax Considerations" subsection, on page 21, states that "the Fund will provide shareholders with a notice indicating the estimated character of the distribution from the Fund." Please clarify whether the Fund will disclose estimates of the tax characteristics of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Such estimates of the tax characterizations of the Fund's distributions in its semi-annual reports would alert shareholders to potential year-end tax consequences in adequate time to plan for them.

Summary of Fund Expenses, page 23

Please delete Footnote "6." Disclosure throughout the prospectus states that the Fund will use leverage. There is no purpose in having a hypothetical footnote to indicate how low expenses would be if the Fund does not do what it has said it will do. This footnote can only confuse investors about the Fund's intention to leverage.

Portfolio Composition, page 29

1. The disclosure states that "under normal circumstances, the Fund's portfolio is expected to be comprised principally of the following types of investments." What follows this statement is a subsection listing and describing every security that has previously been mentioned in the prospectus as a possible Fund investment. Either replace, "principally," with a definitive term, such as "exclusively," or identify the other kinds of securities that the Fund also may invest in.

2. The first paragraph of the subsection, "Senior Loans on page 29, provides new risk disclosure about the often-tentative nature of the collateral securing senior secured loans. Please include these risks in the summary risk disclosure, particularly those arising from the nature of the collateral securing loans made to non-public companies.

3. The disclosure on page 30 describes various fees that the Fund may pay or receive in connection with the purchase and sale of loans. Please inform us whether the amount of these fees that the Fund will pay in its first year of operations has been estimated and included in the fee table.

4. Please disclose the percentages of its assets the Fund expects to invest in subordinated loans, corporate bonds, CLOs, distressed and defaulted securities, equity securities, non-U.S. securities, and derivatives, as listed on page 32-35.

5. The paragraph "Segregation and Cover Requirements," on page 35, states that "with respect to certain Derivatives that are contractually required to cash settle, for example, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligations (*i.e.*, the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value." Please confirm that, with respect to other derivatives that do not cash settle such as credit default swaps, the Fund will be required to segregate liquid assets equal to the contract's full notional value to cover the Fund's potential economic exposure under the contract. See Investment Company Act Release 10666 (April 18,1979), as modified by "Dreyfus Strategic Investing & Dreyfus Strategic Income" No-Action Letter (pub. avail. June 22, 1987) and "Merrill Lynch Asset Management, L.P." No-Action Letter (pub. avail. July 2, 1996). Please describe the fund's asset segregation policies with respect to each of the derivatives listed as possible Fund investments in the "Derivatives" subsection on pages 34-35.

6. The paragraph titled "Below Investment Grade Securities Risk," on page 42, needs to be clarified to avoid confusing investors about the kinds of securities in which the Fund will invest. For example, the disclosure states that "non-investment grade fixed income or convertible securities, often referred to as "junk bonds," "leveraged loans" or "high yield" securities are debt securities that are rated below investment grade by the major rating agencies or are unrated securities that the Adviser believes are of comparable quality." While "junk bonds" and "high yield securities" are usually fixed income securities, "leveraged loans" are normally variable rate. The paragraph focuses on the risks of "high yield securities," which might cause investors to think that the Fund will be focused on fixed rate investments, but the prospectus states repeatedly that "the Fund expects to invest the majority of its assets in senior, secured loans ("Senior Loans")…Senior Loans typically pay interest at rates that are determined periodically on the basis of a floating base lending rate…" Please clarify the extent to which the Fund expects to invest in fixed and/or floating rates securities.

7. The "Structured Products Risk" subsection, on page 44, states that "the Fund may invest in structured products, including, without limitation, CLOs, structured notes and credit-linked notes. Please explain how this statement is consistent with the Fund's investment strategy of investing in "Senior Loans"? Please confirm that this statement means that the Fund may invest in these products without limit. If there is a limit, please disclose it. If the Fund may invest without limitation in structured products, please disclose that fact prominently in the summary and disclose the high degree of complex risks that this strategy creates.

Investment Restrictions, page 55

Please describe the continuing nature of the asset coverage requirements of Section 18 of the Investment Company Act. Please also describe the restrictions imposed (with respect to distributions on common shares, election of the board, etc.) for failure to continue satisfying the asset coverage requirements applicable to borrowings, preferred stock, or securities lending.

<u>Portfolio Transactions, page 72</u>

The paragraph titled "Portfolio Turnover, on page 73, indicates that the Fund's annual turnover may exceed 100%. Please disclose the risks of this high rate of turnover in the summary risk disclosure.

<u>Conflicts of Interests, page 73</u>

We note that the Fund and the newly launched, Apollo Senior Floating Rate Fund, Inc., have substantially similar investment objectives and strategies. Please explain to us how investment opportunities will be allocated between these two funds.

<u>Certain Provisions of the Maryland General Corporation Law and the Fund's Charter and Bylaws, page 77</u>

Please provide us with a representation that the Fund will not "opt in" with respect to the provisions of the Maryland Control Share Acquisition Act. See "Boulder Total Return Fund, Inc." No-Action Letter (pub. avail. November 15, 2010)

<u>Other</u>

1. Please state in your response letter whether FINRA has reviewed the terms and arrangements of the underwriting.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the 1934 Act.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 under the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo at 202-551-6963 or diangeloc@sec.gov.

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant